SWIRE PACIFIC

RECEIVED
2006 MAY 17 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/PAC1/24

15th May 2006

BY DHL

06013439

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
MAY 18 2006 E
THOMSON FINANCIAL

David Fu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

DF/RK/ph
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2006.doc

Swire Pacific Limited
35/F Two Pacific Place 88 Queensway Hong Kong Fax (852) 2845 5445 www.swirepacific.com

The Standard Monday, May 15, 2006

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Swire Pacific Limited (the "Company") announces that Mr. John Robert Slosar ("Mr. Slosar") has been appointed an Executive Director with effect from 12th May 2006.

Mr. Slosar, aged 49, joined John Swire & Sons Limited ("Swire") in 1980 and has worked with the Swire group in Hong Kong, the United States and Thailand. He has been the Managing Director of the Company's Beverages Division since July 1998 and is also a director of John Swire & Sons (H.K.) Limited ("JSSHK") and of several subsidiaries of the Company. He holds degrees in Economics from Columbia University and Cambridge University. He did not hold any directorship in other listed companies in the last three years.

Mr. Slosar is being seconded to the Company by the Swire group under the agreement for services referred to in the Company's announcement dated 1st December 2004. In accordance with the Company's Articles of Association, he will hold office until the annual general meeting to be held in 2007 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr. Slosar has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of one year until the annual general meeting to be held in 2007, which will be renewed for a term of three years upon each election/re-election.

Mr. Slosar has a personal interest in 6,400 shares of Hong Kong Aircraft Engineering Company Limited, an associated corporation of the Company. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

As stated above, Mr. Slosar is a director of JSSHK. JSSHK is a wholly-owned subsidiary of Swire, which is the controlling shareholder of the Company. In addition, he is also an employee of Swire. Apart from this, he has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

The remuneration of senior managers employed by Swire is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Mr. Slosar's emoluments are determined in accordance with this policy. No part of his emoluments is covered by his service contract with the Company. He receives an annual salary which together with various allowances amounts to approximately HK$3,546,000 and is eligible to receive a performance related discretionary bonus. He is also entitled to other benefits in kind and to participate in a provident fund. He is provided with housing.

Saved as disclosed above, there is no other information relating to Mr. Slosar to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:
Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho and K G Kerr and J R Slosar;
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

By Order of the Board

Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 12th May 2006